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                                                                    EXHIBIT 14.1

Dear Members of the Teradyne Community:

This is our third edition of "Making the Right Choices -- Teradyne's Standards of Business Conduct." As in all areas, we strive to continuously improve these guidelines in the face of the constant changes we confront both in the company and the business environment.The one constant amidst that change is our commitment to integrity in all that we do.

To be successful over the long term, a business must be built on a foundation of honesty and integrity. That principle has guided us throughout our history, as we have consistently chosen the high ground in our dealings with each other and with others in the Teradyne community. Our future depends on our ability to stay true to our ideals and our history. We want to do the right thing, both because it is right and because it makes good business sense.

As we grow and change as a company, you should rely on these guidelines of appropriate business conduct to help make better decisions as you are faced with difficult issues. Of course, these guidelines cannot cover every situation, and when in doubt, you should disclose your concern, seek advice from others in the company, and as always, continue to apply common sense.

Any person who feels that our conduct does not meet the guidelines set forth in this booklet should contact his or her manager, any other manager or corporate officer, or a member of the Human Resources or Legal Departments. Any member of the Teradyne community also may provide information on a confidential basis to the Legal Department at the following address:

Teradyne, Inc.                              e-mail:ethics_office@teradyne.com
Legal Department, Confidential              Hotline:617-422-5777
321 Harrison Ave.
Boston, MA 02118

George Chamillard

Chairman, CEO & President

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Making the Right Choices for Teradyne

This section describes an employee's obligations to Teradyne. The company's expectation is that Teradyne is the primary focus of your business and professional endeavors. The company expects you to use discretion and good judgment in responding to the variety of situations that may arise.

Conflict of Interest Situations

You must avoid situations where your loyalties may be divided between Teradyne's interests and your own. You must also consider how the situation appears to others -- inside Teradyne and outside. Whenever you recognize a potential conflict, it is important to discuss the situation with your manager immediately. The following sections discuss typical situations where a conflict of interest may arise.

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Outside Business Ventures

At Teradyne you may not work for or receive payment for services from any competitor, supplier, customer, or distributor of Teradyne. Any sort of active business relationship with any of these types of companies or businesses must be reported to and approved in advance by your manager. This rule applies even if the other company is not a competitor, supplier, customer or distributor of your own division. Any outside activity must be strictly separated from Teradyne employment and should not harm job performance at Teradyne.

Financial Interests in Other Companies

Whether an investment in Teradyne suppliers or customers could create the appearance of divided loyalties depends on several factors, such as (1) the size of the investment relative to your total assets; (2) the position you hold within Teradyne; and (3) any work you do that intersects with that investment. The best rule is to disclose any such investment to your manager, who then determines who else to inform.

Conflict-of-interest standards also apply to family and close personal friends. If any of them has a job or significant financial interest in a competitor, customer, or supplier, you must be alert to the potential conflict for you and Teradyne and you should inform your manager.

Gratuities from Third Parties

You and your immediate family must not solicit or accept gifts when you believe that the gifts have been offered because of your Teradyne position or in the expectation that the gift giver's interests may be affected by your action. You should accept only those gifts that are nominal in value and that are more in the nature of advertising (calendars or coffee cups, for example). Occasional business meals and other meetings can serve a useful business purpose and can advance Teradyne's interests, though Teradyne should pay the bill as often as the other party does. At the same time, entertainment that is lavish or frequent could appear to influence one's business judgment on Teradyne's behalf. We must all exercise good business judgment and make sure we do nothing that would (a) compromise our objectivity or (b) embarrass either Teradyne or any of us individually. For example, occasional attendance at a sporting event or concert could be acceptable. Attendance at a World Series game or lavish Opening Night would not. Events of this nature should be extremely infrequent, and any time you receive a gift or entertainment worth more than $50, it should be reported in advance to your manager.

In rare circumstances, local custom may call for an exchange of gifts having more than nominal value. Giving or receiving such gifts should be done only on behalf of Teradyne and with prior approval from a corporate officer. If you receive a gift under these circumstances, turn it over to your manager for appropriate disposition.

Handling Company Information

Information is one of Teradyne's most valuable assets. Given our open environment, we are each regularly in receipt of valuable company information as we perform our normal day-to-day jobs. You must be sure that the company's valuable information is safeguarded. Each employee has a responsibility to prevent company information from being inappropriately disclosed or used.

You must not disclose any confidential information regarding Teradyne's business, technology, employees, or activities to any person unless that person's responsibilities at Teradyne create a need to know it. This obligation extends to trade secrets, including confidential or private technical, financial, and business information generated by us or received from others in the Teradyne community. It also includes confidential information entrusted to us by customers,

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suppliers and other third parties. We have the same duty to safeguard their confidential information that we have concerning Teradyne's confidential information.

You also must observe government rules and regulations relating to the safeguarding of classified information obtained through work between Teradyne and the government.

Inventions and Patents

You should report inventions or patentable ideas relating to any Teradyne business immediately to your manager and should treat these ideas as confidential until a patent is granted. You will be named as the inventor, and Teradyne will own the patent.

Payment Practices and Business Reporting

All Teradyne employees must comply with the laws and regulations of each country where we do business. You are responsible for following the company's procedures for carrying out and reporting business transactions, so that our records accurately reflect the substance of those transactions.

If you become aware of or suspect any questionable business practices, you should immediately contact your manager and Teradyne's Internal Audit Group or Legal Department:

Examples include:

     o    Unlawful use of company assets.

     o    Establishment of an undisclosed or unrecorded asset or fund.

     o    False or misleading entries on forms or records.

     o Payments made on behalf of Teradyne without proper supporting documents and approvals.

     o Payments or gratuities to foreign government officials prohibited by the Foreign Corrupt Practices Act.

Teradyne establishes commission and fee arrangements only in writing and only with firms serving as bona fide commercial sales representatives, agents or consultants. Any commissions or fees paid must be reasonable and consistent with normal practices for our industry. We never make payments in cash.

Civic and Political Contributions

Teradyne often makes contributions to civic and charitable organizations. Suggestions for such contributions may be sent to your division manager or to the vice president of Corporate Relations. No Teradyne funds or assets can be used for U.S. federal political contributions. Company contributions for state or local political campaigns may be made only with prior written approval from the vice president of Corporate Relations. Teradyne does not sponsor Political Action Committees, and no one at the company is authorized to solicit or require any political contribution. Personal political contributions are not reimbursed by Teradyne.

Export and Re-Export

A significant percentage of Teradyne's sales each year is to destinations outside the United States. This export business is subject to export control regulations established by the U.S. government and by certain other nations. If you are involved with export orders or shipments, you must become familiar with the regulations. Teradyne's Export Control Group provides periodic training to assist you and is always available if a question arises.

Conclusion

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While this section describes several company policies, specific jobs may be subject to additional requirements. Teradyne has the responsibility to educate employees and provide guidance in those cases. It is your responsibility to learn those requirements and follow them.

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Making the Right Choices in the Workplace

Teradyne expects employees to conduct themselves as mature, responsible, and respectful individuals in all their dealings with co-workers. Maintaining a safe and productive workplace is a shared responsibility for all employees.

Environmental, Health, and Safety

Teradyne is committed to promoting, creating, and maintaining a safe and healthful workplace and to improving the environmental quality of our operations and surrounding communities. This effort begins with providing a safe physical plant and hazard-free working conditions. Managers and supervisors are accountable for employee safety.

We are committed to taking appropriate precautions in handling hazardous chemicals and informing you about potential risks. Certain manufacturing functions at Teradyne are also subject to stringent government requirements for operations and record keeping. Employees who violate those requirements may face direct governmental sanctions. The Environmental Safety and Compliance Group provides training and assistance in this area.

Teradyne products are designed and manufactured to be safe, and they incorporate appropriate safeguards, warning labels, and documentation as required by Teradyne Product Safety Guidelines. Our product safety coordinator is a resource for safety issues concerning our products.

Many employees have to make decisions involving health and safety every day. These decisions should be made with full knowledge of and compliance with all safety, environmental, and health regulations. You should report any unsafe conditions to your manager or your local safety committee.

Equal Employment Opportunity

Teradyne will not discriminate in the employment of any person due to race, creed, color, sex, national origin, age, disability, veteran status, or sexual orientation. This applies to all personnel actions including hiring, promotions, transfers, compensation, and benefits. Equal opportunities are provided for all employees, and all employees are encouraged to advance within the company.

Direct Supervision of Relatives or Friends

Direct supervisors have the ability to make decisions regarding opportunities for advancement, working conditions, or other matters affecting the employees who report to them. For that reason, Teradyne prohibits employees from directly supervising a relative or someone with whom they have a close personal relationship.

Inappropriate Conduct

We recognize that disagreements arise in daily dealings with others. Most of those disagreements can and are handled appropriately and without incident. However, there are certain acts of misconduct that the company simply will not tolerate, such as: any type of harassment; physical violence; unlawful actions; theft; gambling; and working under the influence of alcoholic beverages or illegal drugs.

Actions Leading to Immediate Termination

Acts of misconduct involving issues such as company liability or individual civil rights are so serious that immediate termination may be warranted. It is the supervisor's and manager's responsibility to determine the seriousness of the offense and, with the Human Resources representative, to deal with it appropriately.

Use of Electronic Communications Resources

Teradyne provides employees tools and equipment to be used as resources in doing their jobs. Equipment such as telephones and networked computers are capable of being used for personal phone calls, e-mails, etc. Reasonable personal use may be permitted, but the equipment remains the property of Teradyne. Information residing in the equipment or on the network is also the property of Teradyne.

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You must not assume the information that you send over computer networks is private or confidential. It is possible that messages could be seen by someone other than the original recipient, either because a network is not secure or archived messages are sought during a legal proceeding. Also, Teradyne equipment is subject to standard maintenance and audits, such as automatic monitoring of Internet usage, as well as reasonable cause searches without notice. Teradyne does not allow improper or inappropriate use of Teradyne information resources. Use is inappropriate when it detracts from your job performance, for example, or ties up excessive bandwidth or data storage. Use is improper when it constitutes harassing, abusive, or illegal behavior, such as accessing pornography, circulating hate mail, or attempting to gain unauthorized access. Furthermore, it is inappropriate to disable, override, or otherwise avoid security or integrity procedures and devices. Teradyne reserves the right to monitor and or block access to systems when necessary. Also, Teradyne equipment is subject to standard maintenance and audits, such as automatic monitoring of Internet usage, as well as reasonable cause searches without notice. It is also improper to use Teradyne resources to participate in business or financial message boards or chat rooms in which Teradyne's business or Teradyne stock is discussed. (See also Disclosing Company Information on p. 8). As a general proposition one is not making the right choice if one is drawn into gossip on a message board concerning Teradyne or our customers or suppliers. Those who violate this policy are subject to discipline including termination.

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Making the Right Choices with Customers

Teradyne's reputation as an ethical company is one of our most important assets. The manner, methods and style with which we do business with our customers determine our ability to retain that image. Consequently, all commercial dealings must be aboveboard and conducted with the highest ethical standards. This section provides a general overview of the standards and rules that Teradyne employees should follow when dealing with customers.

Relations with Our Customers

It is Teradyne's policy to treat our customers in an open and honest manner. In our relationship with customers, there are certain business practices that are prohibited:

     1. You may not restrict the dealings of our customers by, for instance, requiring them to purchase equipment only from us or not to consider the equipment of any given competitor.

     2. Some of our customers are also suppliers or potential suppliers. The two relationships are distinct, and we will not hold the purchase of our products as a precondition of business for our suppliers.

     3. A tie-in agreement is a refusal to sell a unique or highly desirable product or service unless a second product or service is also purchased. Such agreements may be illegal where their effect is to force customers to buy a product or service they do not want in order to get one they do want. We are generally free to offer package prices for two or more "bundled products," unless one of the products cannot be bought separately and is highly desirable or unique.

     4. Improper methods of competition or deceptive practices are prohibited by U.S. law. Examples of such practices are:

          o    Marketing used equipment as new.

          o    Making false or deceptive comparisons with other products.

          o    Misrepresenting Teradyne's trademark or patent rights.

This list does not include all the practices that would be deemed improper, but it should give you a general sense of the concerns in this area. At Teradyne, we adhere to all laws on trade practices, and we also make every effort to compete ethically at all times.

Confidential or Proprietary Information

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In the normal course of business, we often need to supply a customer with proprietary or confidential information or to accept confidential information from a customer. This kind of information should be offered, accepted, or exchanged only after a written nondisclosure agreement covering the information to be disclosed has been reviewed and approved. We recognize and honor our obligations to protect the confidential and proprietary information we receive. If a questionable situation arises with respect to confidential or proprietary information, you should immediately bring it to the attention of your supervisor and, if necessary, senior management.

Government Procurement

Teradyne's standards for business integrity are no different when the customer is the government, but the interpretation of those standards may be subject to special rules. A supplement describing these special rules is available from the Legal Department for any employee involved in government procurement.

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Making the Right Choices with Competitors

It's just as important to act in an ethical and honest manner with our competitors as with any other group. The choices an employee makes in these situations should be measured against the guidelines described in this section.

Conduct Involving Competitors

You should be cautious when taking actions that in any way involve direct interaction with Teradyne's competitors. As a general rule in evaluating potentially unethical conduct, you should ask yourself these questions: "If a competitor acted in a similar way against us, would we consider it improper? If we did something in cooperation with a competitor, would our customer consider it improper?" The guidelines below cover the most typical problems; in any specific instance you should consult the Legal Department.

Antitrust Laws

Any agreement with one or more competitors regarding prices, terms of sale (e.g., credit, discounts, trade-ins), production volume, or market allocation (an agreement to divide up customers, types of products, geographic areas, or technology) is illegal. Also illegal are boycotts, where two or more competitors agree not to deal with a particular customer or supplier. Informal understandings are as serious as formal documents. Exchanges of information between competitors must be treated carefully, since they could be interpreted as "signals" for anticompetitive conduct.

A distributor who purchases products from Teradyne and resells them for its own account is a customer and potentially a competitor. For that reason, there are special rules governing this type of relationship. For example, it is illegal in most countries to dictate the distributor's price for reselling the product. We do, however, monitor resale prices because unusually high margins may suggest improper payments or kickbacks. Any arrangement with a distributor must be documented in writing and reviewed in advance by division management and the Legal Department.

Trade Associations

Trade associations and professional groups are legitimate and useful for exchanging technical information. However, they pose a risk if discussions turn to one of the topics mentioned previously. If this occurs, you should refuse to join in any conversation on the topic, leave the meeting if the discussion does not stop immediately and notify Teradyne management. Some trade associations have been granted limited exemptions from antitrust laws. In those cases, you must be careful your actions remain within those specific exemptions.

Confidential Material

Learning all available information about competitors is an essential part of the selling process. But the process has limits. You should not accept or transmit any information about competitors where the circumstances lead you to believe it was obtained improperly or illegally.

You may not obtain information through improper means, such as industrial espionage or paying a competitor's employee to disclose confidential information.

If you have knowledge of trade secrets from prior employment with a competitor, that knowledge should not be used or disclosed at Teradyne. This obligation does not apply to your general skills and work experience.

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Conclusion

We sell our products on their merits and on the quality we provide as a supplier. Any statement about our products must be substantiated. Any statement about competitive products, quality, services, or the like must be complete and must be based on published or confirmed factual information.

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Making the Right Choices with Suppliers

Teradyne bases its purchasing decisions on objective criteria such as price, quality, the financial stability and reputation of the supplier, technical requirements, service, and the overall business relationship with them. As an important part of the Teradyne community, suppliers are critical to our success and deserve to be treated in a respectful and cooperative manner.

Conduct Involving Suppliers

We legally negotiate the best price, terms, and conditions with our suppliers. You should not ask suppliers to restrict the sale of their products to anyone, except when a supplier's product is based on a Teradyne-owned design or a joint relationship. We do not require a supplier to buy from Teradyne in order to obtain our business. Conversely, we do not buy from suppliers simply because they purchase our products.

Close relationships with suppliers will often require Teradyne to share confidential information. Teradyne's standard purchase orders and purchase agreements require suppliers to respect Teradyne's confidential data. You should not accept confidential or proprietary information from a supplier unless a written agreement about restrictions on use or disclosure has been signed. Contact the Teradyne Legal Department for procedures to create or review confidentiality agreements.

It is our responsibility to inform suppliers of our conflict-of-interest policy described earlier in this brochure so that unintentional violations can be prevented.

You may not have a financial interest in any Teradyne supplier that might cause divided loyalty or even the appearance of divided loyalty. Whether there is divided loyalty depends upon many factors, including: (1) your ability to influence Teradyne decisions that affect your personal interests; (2) the size of the investment relative to your finances; and (3) the nature of the relationship between Teradyne and the other business. Potential conflicts should be disclosed to your manager in advance, even in doubtful situations.

Discounts

You should never misuse Teradyne's buying power for personal gain. All discounts for products and services must be openly and readily available to all employees. You should not, for instance, get a discount on building materials for your home because you have used a certain supplier at Teradyne. (Such a discount would be acceptable, however, if it were known by and available to all Teradyne employees.)

Using Copyrighted or Licensed Material

It is our policy to comply with copyright laws and licensing agreements for all material obtained from third parties. This is especially important for computer software. When we buy an individual software license, it may be used by only one user. Downloading copyrighted material from a Teradyne network or an outside network is not allowed unless we have the appropriate license.

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Making the Right Choices with Shareholders

Shareholders are an integral part of the Teradyne community. Shareholders are like customers, but their investment is in Teradyne itself. Employees must not use their position and access to information unfairly against the interests of the investment community.

Inside Information

Shareholders share in Teradyne's success, similar to others in the Teradyne community. They are entitled to accurate, timely financial information about the company and to know that trading in Teradyne's stock is conducted with integrity and fairness.

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If you have information about Teradyne that is both material and non-public, also called "material inside information," it is illegal for you to trade in Teradyne stock, engage in any action to take advantage of such information, or recommend to others that they buy or sell Teradyne stock.

Information is "material" if it would influence a reasonable person to buy or sell stock. Examples include: undisclosed booking or earnings information; trends in orders, sales or profitability; impending announcements of major new products; acquisitions or equity investments; and important project, product, or litigation developments.

Information is "non-public" if it has not been the subject of a Teradyne press release and is not generally known outside Teradyne.

If you possess material inside information about Teradyne, you must wait to trade Teradyne stock until a reasonable time, usually 24 hours, after public disclosure of that information.

Trading in Teradyne stock includes buying or selling any type of Teradyne security in the open market. These include exchange-traded options and other derivative securities, as well as common stock.

Certain material inside information that is related to Teradyne's business may not affect the stock price, but may affect the stock price of another company or the value of other investments. Teradyne employees may not use this material inside information to gain a personal financial benefit. This type of inside information would include a planned investment in another company by Teradyne or the award of a significant contract to a supplier.

Teradyne's vice president of Corporate Relations is the proper contact for stockholders, financial analysts, and others seeking financial information about the company. All requests from these groups should be directed to the vice president of Corporate Relations.

Teradyne employees should not participate in electronic or web-based message boards or chat rooms concerning Teradyne. Employees' information concerning financial information, business prospects, or any other possibly sensitive information about Teradyne must be regarded as strictly confidential.

Another Company's Inside Information

If you learn material inside information about another company while performing your Teradyne duties, you also may be considered an insider of that company and be subject to the same trading restrictions in that company's stock.

Short Sales

Officers and directors are prohibited, by U.S. securities law, from making short sales of Teradyne securities.

All employees should be aware that short sales and derivative transactions, such as buying or selling put and call options, carry the potential of placing their personal financial interests in conflict with the interests of Teradyne and its shareholders. Employees should therefore carefully evaluate the risks before entering into such a transaction.

For example, short sales and some derivative transactions are profitable only if the price of Teradyne stock declines.

Non-Trading Period

Directors, officers, and certain other employees of the company who have regular access to sensitive financial information are prohibited from buying or selling the company's securities during the company's official non-trading period, also called "blackout period," as published by the Legal Department.

Trading by Family Members

The restrictions on trading described above apply not only to you, but also to your spouse, minor children, other persons living in your home or who are your dependents, and any other person or entity who holds stock over which you do or may have some control. Insiders responsible for compliance by such persons should review the company policy with them and the prohibitions on insider trading.

Enforcement

If you violate insider trading laws, you and Teradyne may be subject to serious and substantial civil and criminal penalties. Those found guilty of insider trading under the U.S. Insider Trading Sanctions Act of 1984 can be fined up to three times the profit gained or loss avoided by use of material inside information.

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These laws apply to all employees throughout the world. The U.S. Securities and
Exchange Commission (SEC) enforces insider trading laws and is aggressive in monitoring and prosecuting insider trading violations even where high-profile employees or significant profits are not involved.

August 2002